Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Sept, 24 2006	Sept 25, 2005	Sept 26, 2004	Sept 28, 2003	Sept 29, 2002
Earnings:
Income before income taxes	339,713	237,133	215,853	164,858	132,657

Rent expense	153,059	124,772	99,929	83,491	73,157
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	51,020	41,591	33,310	27,830	24,386
Interest expense	32	2,223	7,249	8,114	10,384

Fixed charges to add to earnings	51,052	43,814	40,559	35,944	34,770

Total available earnings	390,765	280,947	256,412	200,802	167,427

Fixed Charges:
Interest expense	32	2,223	7,249	8,114	10,384
Capitalized interest	928	2,976	2,132	1,385	1,433

Total interest	960	5,199	9,381	9,499	11,817
One-third of rent expense	51,020	41,591	33,310	27,830	24,386

Total fixed charges	51,980	46,790	42,691	37,329	36,203

Ratio of earnings to fixed charges	7.52x	6.00x	6.01x	5.38x	4.62x